UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Q4 2024 and FY 2024 Earnings Release
2.	Supplement to Fourth Quarter & Full-Year 2024 Results Release

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS FOURTH QUARTER AND FULL-YEAR 2024 RESULTS

FULL YEAR ADJUSTED EBITDA OF $417 MILLION

PORTFOLIO TRANSFORMATION WELL UNDERWAY

RECORD SHAREHOLDER VALUE RETURNS

QUARTERLY CASH DIVIDEND OF $0.147 PER SHARE

Bogota, Colombia – March 5, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, reports its consolidated financial results for the three-month period ended December 31, 2024 (“Fourth Quarter” or “4Q2024”) and for the year ended December 31, 2024 (“Full Year” or “FY2024”). A conference call to discuss these financial results will be held on March 6, 2025, at 10:00 am (Eastern Standard Time).

FOURTH QUARTER AND FULL-YEAR 2024 FINANCIAL SUMMARY

GeoPark’s 4Q2024 and FY2024 results reflect a challenging operational environment in our key assets, a lower Brent price, higher costs and one-off impacts on our performance. However, despite these challenges our financial results remained resilient, demonstrating our ability to adapt and sustain strong profitability. Operating profit remained solid, highlighting a robust cash generation capacity and disciplined financial management amidst the portfolio transformation that is underway.

GeoPark delivered $77.7 million in Adjusted EBITDA1 in 4Q2024 compared to $117.8 million in 4Q2023, primarily due to lower average production (31,489 boepd vs. 38,315 boepd), lower realized prices ($59.6/bbl vs. $67.1/bbl), and one-off expenses of $3.2 million primarily related to organizational structure optimization and a retroactive overhead adjustment in Ecuador. FY2024 Adjusted EBITDA amounted to $416.9 million compared to $451.9 million in 2023, impacted by lower production (33,937 boepd vs. 36,563 boepd) and the one-off expenses explained above, partially offset by higher realized prices ($65.6/bbl vs. $64.0/bbl). Increased royalties and economic rights paid in kind had a neutral impact on Adjusted EBITDA, reducing revenue, and production and operating costs. Despite lower revenues, operating margin increased to 41% from 36% in 2023, highlighting GeoPark’s strong financial discipline and operational efficiency.

Net profit in 4Q2024 was $15.3 million, compared to $26.3 million in 4Q2023, mainly impacted by the effect during the quarter of the 6% Colombian peso devaluation over deferred income tax calculation, and one-off expenses of $5.4 million associated to the offer to purchase certain Repsol assets in Colombia and the acquisition of assets in Vaca Muerta. FY2024 net profit reached $96.4 million compared to $111.1 million in 2023, primarily due to the same factors.

During 2024, GeoPark invested $191.3 million in organic capital expenditures to drill 36 wells2. Each dollar invested in capital expenditures yielded $2.2 in Adjusted EBITDA, and the return on average capital employed (ROACE) reached 34%. GeoPark’s acquisition of four unconventional hydrocarbon blocks in Vaca Muerta, Argentina, became effective on July 1, 2024, delivering average production of 15,052 boepd gross (reaching a record of 16,060 boepd gross during November 2024) in 4Q2024, 19% higher than 3Q2024. These production volumes are not reflected in GeoPark’s 2024 consolidated production numbers as the closing of the transaction is pending regulatory approvals. As of December 31, 2024, GeoPark had already made advanced payments associated with the Vaca Muerta transaction totaling $54.1 million, including

1 For reconciliations, see “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” table below.

2 Not including 7 wells in Vaca Muerta.

$38.0 million towards the upfront consideration for the working interest in the Mata Mora and Confluencia Blocks and $16.1 million for the acquisition of midstream capacity. At closing, GeoPark will pay $152.0 million plus an interim period adjustment.3

Strategic capital allocation underpinned a probable reserves (2P) increase of 41% in 2024 versus 2023 on a pro-forma basis, supported by the addition of 74.6 mmboe from Vaca Muerta. At December 31, 2024, proven reserves (1P) of 102.0 mmboe and 2P reserves of 162.2 mmboe extended the 1P reserve life index (RLI) by 54% to 8.2 years, and the 2P RLI by 44% to 13.1 years. After a pivotal year in 2024, GeoPark now has a strategically balanced and diversified portfolio that combines the high growth trajectory and potential of the Vaca Muerta blocks with the established, mature production flows from the Llanos 34 and CPO-5 blocks.

Underscoring its commitment and ability to continue rewarding shareholders by making the highest annual payout in the Company's history, GeoPark returned $73.7 million to shareholders in FY2024 through dividends and buybacks, which represents a 14% capital return yield4. The 2024 buyback program, implemented in the form of a Dutch Auction, allowed GeoPark to reduce its outstanding shares by 8% to 51.2 million.

At end-2024 GeoPark’s cash balance was $276.8 million, including $124.8 million of organic cash proceeds and $152 million withdrawn under the offtake and prepayment agreement with Vitol to fund the closing payments associated to the Vaca Muerta transaction. Net leverage remained low at 0.9x, and debt profile remains resilient, with no significant maturities scheduled until 2030.

GeoPark started 2025 by completing an offering of $550 million senior notes due 2030 with an 8.75% coupon. The transaction enhances the Company’s financial flexibility and mitigates refinancing risk by extending the Company’s average debt maturity from 2.0 years to 4.6 years. Proceeds were partially used to repurchase $405.3 million of the 2027 Notes and repay obligations related to the Vaca Muerta acquisition, strengthening GeoPark’s capital structure.

GeoPark remains focused on maximizing production and driving efficiencies at its Llanos 34 and CPO-5 blocks in Colombia, while advancing its appraisal and exploration campaign to unlock additional growth. In Vaca Muerta, efforts will be directed towards developing the Mata Mora Norte Block and continuing the exploration campaign in the Confluencia Sur Block. As part of its North Star strategy, GeoPark will also continue to evaluate value accretive inorganic opportunities that offer growth in big assets, big basins and big plays.

Andrés Ocampo, Chief Executive Officer of GeoPark, said: “Temporary production disruptions and decline in our core Llanos fields made 2024 a challenging year for GeoPark. Despite this, we extended our reserves life, made a game-changing acquisition in Vaca Muerta, held true to our commitments on efficiency, safety and sustainability, returned over $73 million to shareholders, and proactively enhanced our financial flexibility through refinancing senior notes and repaying debt. Our ongoing 2025 work program includes Vaca Muerta and provides a solid foundation for future growth and value enhancement.”

Supplementary information is available at the following link:

https://ir.geo-park.com/4Q24-SupplementaryRelease

3 The interim period adjustment will include the reimbursement for capital expenditures (including a portion of exploration commitments) and other net results from the operation since July 1, 2024 (the effective date of the acquisition) until the regulatory closing.

4 Based on GeoPark’s average market capitalization from December 1 to December 31, 2024.

FOURTH QUARTER AND FULL-YEAR 2024 HIGHLIGHTS

Oil and Gas Production and Operations

●	4Q2024 consolidated average oil and gas production of 31,489 boepd[5] or 38,417 boepd pro forma including Vaca Muerta
●	Annual average oil and gas production of 33,937 boepd[5] or 37,101 boepd pro forma including Vaca Muerta
●	10 rigs in operation (4 drilling and 6 workover) at end-2024, including one drilling rig in Vaca Muerta
●	43 wells drilled in 2024 (including 7 wells in Vaca Muerta)
●	Zero recordable incidents in 4Q2024 in GeoPark-operated assets

Revenue, Adjusted EBITDA and Net Profit

●	Revenue of $143.7 million / Full-Year revenue of $660.8 million
●	Adjusted EBITDA of $77.7 million / Full-Year Adjusted EBITDA of $416.9 million
●	Operating profit of $44.6 million / Full-Year operating profit of $273.5 million
●	Net Profit of $15.3 million / Full-Year net profit of $96.4 million ($1.8 basic earnings per share)

Cost and Capital Efficiency

●	Capital expenditures of $47.4 million / Full-Year capital expenditures of $191.3 million
●	2024 Adjusted EBITDA to capital expenditures ratio of 2.2x
●	ROACE of 34%[6]

Balance Sheet Reflects Financial Quality

●	Cash in hand of $276.8 million at year-end, including $152.0 million withdrawn under an offtake and prepayment agreement with Vitol, to be used upon regulatory closing of the acquisition of assets in Vaca Muerta in Argentina
●	Full-Year net leverage of 0.9x and no principal debt maturities until January 2027

Record Shareholder Value Return

●	Returned $73.7 million to shareholders in FY2024 through $30.0 million in dividends, representing a 6% dividend yield[7], and $43.7 million in share buybacks, retiring 4.4 million shares representing 8% of total shares outstanding
●	Quarterly cash dividend of $0.147 per share, or approximately $7.5 million, payable on March 31, 2025, to the shareholders of record at the close of business on March 19, 2025

Effective SPEED Values System and Commitment to Sustainability

●	Inclusion in the S&P Sustainability Yearbook for the first time, and recognized as the Industry Mover (the company that registered the highest annual increase in its score) in the Yearbook’s Oil & Gas Upstream & Integrated sector
●	‘AA’ rating in the MSCI Index for the second consecutive year, consolidating GeoPark’s position as a global leader in sustainability
●	Became the first company in Colombia’s oil and gas sector to calculate its water footprint for all its operated blocks in the country

OTHER NEWS

GeoPark Appoints New Chief Exploration and Development Officer

GeoPark is pleased to announce the appointment of Rodrigo Dalle Fiore to the position of Chief Exploration and Development Officer. Rodrigo brings over 20 years of experience in Latin America’s oil and gas industry, with a strong background in unconventional resources, strategic growth, and operational leadership. Since joining GeoPark in 2023, Rodrigo has played a key role in expanding the Company’s footprint in Vaca Muerta. Prior to GeoPark, he held senior leadership positions at Ecopetrol, where he led new energy initiatives, E&P development, and international assets. He began his career at Pan American Energy, rising to Operations Manager of Cerro Dragón, one of Argentina’s largest oil fields.

5 Reported in the 4Q2024 Operational Update and not including production from Vaca Muerta.

6 ROACE is defined as last twelve-month operating profit divided by average total assets minus current liabilities.

7 Based on GeoPark’s average market capitalization from December 1 to December 31, 2024.

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	4Q2024	3Q2024	4Q2023	FY2024	FY2023
Oil production[a] (bopd)	31,354	33,091	35,842	33,544	33,958
Gas production (mcfpd)	808	747	14,841	2,362	15,632
Average net production (boepd)	31,489	33,215	38,315	33,937	36,563
Brent oil price ($ per bbl)	74.0	78.5	82.9	79.8	82.2
Combined realized price ($ per boe)	59.6	65.1	67.1	65.6	64.0
⁻ Oil ($ per bbl)	61.9	67.7	73.0	68.6	69.5
⁻ Gas ($ per mcf)	7.1	6.8	4.4	5.9	4.6
Sale of crude oil ($ million)	141.8	157.5	192.6	648.7	726.9
Sale of purchased crude oil ($ million)	1.4	1.5	1.3	7.2	5.5
Sale of gas ($ million)	0.5	0.5	5.9	5.1	25.0
Commodity risk management contracts ($ million)	—	—	(0.2)	(0.1)	(0.8)
Revenue ($ million)	143.7	159.5	199.7	660.8	756.6
Production & operating costs[b] ($ million)	(44.3)	(39.8)	(60.9)	(164.0)	(232.3)
G&G, G&Ac ($ million)	(17.7)	(15.7)	(15.3)	(62.1)	(55.2)
Selling expenses ($ million)	(2.9)	(3.5)	(4.8)	(14.9)	(13.1)
Operating profit ($ million)	44.6	54.7	44.3	273.5	270.9
Adjusted EBITDA ($ million)	77.7	99.8	117.8	416.9	451.9
Adjusted EBITDA ($ per boe)	32.2	40.7	39.6	41.4	38.2
Net profit ($ million)	15.3	25.1	26.3	96.4	111.1
Capital expenditures ($ million)	47.4	45.9	66.6	191.3	199.0
Cash and cash equivalents ($ million)	276.8	123.4	133.0	276.8	133.0
Short-term financial debt ($ million)	22.3	5.7	12.5	22.3	12.5
Long-term financial debt ($ million)	492.0	491.1	488.5	492.0	488.5
Net debt ($ million)	237.6	373.3	368.0	237.6	368.0
Dividends paid ($ per share)	0.147	0.147	0.134	0.577	0.526
Shares repurchased (million shares)	—	—	0.850	4.369	3.074
Basic shares – at period end (million shares)	51,247	51,193	55,328	51,247	55,328
Weighted average basic shares (million shares)	51,227	51,178	55,892	52,488	56,837

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 5,011 bopd, 6,073 bopd, and 4,923 bopd in 4Q2024, 3Q2024 and 4Q2023, respectively. No royalties were paid in kind in other countries. Production in Ecuador is reported before the Government’s production share.
b)	Production and operating costs include operating costs, royalties and economic rights paid in cash, share-based payments and purchased crude oil.
c)	G&A and G&G expenses include non-cash, share-based payments for $1.3 million, $1.4 million, and $1.8 million in 4Q2024, 3Q2024 and 4Q2023, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This press release and its supplementary information do not contain all the Company’s financial information and the Company’s consolidated financial statements and corresponding notes for the period ended December 31, 2024, will be available on the Company’s website and in the Company’s annual report on Form 20-F.

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

FY2024 (In millions of $)	Colombia	Ecuador	Brazil	Chile	Other(a)	Total
Adjusted EBITDA	419.3	14.7	(3.7)	(0.1)	(13.3)	416.9
Depreciation	(121.1)	(8.3)	(1.2)	—	(0.0)	(130.7)
Write-offs	(6.9)	(7.7)	(0.2)	—	—	(14.8)
Share based payment	(1.3)	(0.0)	(0.0)	—	(4.9)	(6.3)
Lease Accounting - IFRS 16	6.8	0.0	0.9	—	—	7.8
Others	1.4	0.1	(3.0)	0.0	2.0	0.6
OPERATING PROFIT (LOSS)	298.2	(1.1)	(7.2)	(0.1)	(16.2)	273.5
Financial costs, net						(43.5)
Foreign exchange charges, net						12.2
PROFIT BEFORE INCOME TAX						242.2

FY2023 (In millions of $)	Colombia	Ecuador	Brazil	Chile	Other(a)	Total
Adjusted EBITDA	446.8	5.2	6.4	5.0	(11.5)	451.9
Depreciation	(101.7)	(7.1)	(2.3)	(9.8)	(0.0)	(120.9)
Write-offs	(29.6)	—	—	—	—	(29.6)
Impairment	—	—	—	(13.3)	—	(13.3)
Share based payment	(1.4)	(0.0)	(0.0)	(0.1)	(5.8)	(7.3)
Lease Accounting - IFRS 16	8.4	0.0	0.9	0.9	—	10.3
Others	(1.1)	0.0	(0.4)	(4.5)	(14.1)	(20.1)
OPERATING PROFIT (LOSS)	321.5	(1.9)	4.5	(21.9)	(31.3)	270.9
Financial costs, net						(39.6)
Foreign exchange charges, net						(16.8)
PROFIT BEFORE INCOME TAX						214.5

(a)	Includes Argentina and Corporate business.

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on Thursday, March 6, 2025, at 10:00 am (Eastern Standard Time) to discuss the 4Q2024 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/423174919

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: +1 404-975-4839

Global Dial-In Numbers:

https://www.netroadshow.com/conferencing/global-numbers?confId=68476

Passcode: 595176

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:
Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com
MEDIA:
Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

Mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including production, timing for closing of the acquisition transaction, Work Program and Investment Guidelines, strategic initiatives, growth and capital allocation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

Item 2

SUPPLEMENT TO FOURTH QUARTER & FULL-YEAR 2024 RESULTS RELEASE

This document should be read in conjunction with GeoPark’s Fourth Quarter and Full-Year 2024 Results Release, available on the Company’s website.

PRODUCTION, DELIVERIES AND REALIZED OIL PRICES

Production: Average net oil and gas production in 4Q2024 was 31,489 boepd, down 18% compared to 4Q2023 mainly due to an accelerated rate of decline in our core Llanos fields, the divestment of the Chilean business in January 2024 and suspended production at the Manati gas field in Brazil (GeoPark non-operated, 10% WI) due to unscheduled maintenance, partially offset by higher production in Ecuador. Oil represented 99.6% and 93.5% of total reported production in 4Q2024 and 4Q2023, respectively.

For further details, please refer to the 4Q2024 Operational Update published on January 21, 2025.

Deliveries: Oil and gas deliveries to GeoPark’s offtakers in 4Q2024 totaled 26,209 boepd, down by 19% compared to 4Q2023, mainly due to higher economic rights paid in kind, as well as lower production.

The mix of royalties and economic rights paid in kind versus in cash impacts revenue, production and operating costs, although it remains neutral with respect to Adjusted EBITDA. In 4Q2024, there was a significant increase in economic rights paid in kind compared to 4Q2023, resulting in lower revenue and lower production and operating costs (due to lower economic rights paid in cash).

Reference and Realized Oil Prices: Brent crude oil prices decreased by 11% to $74.0 per bbl during 4Q2024, and the consolidated realized oil sales price decreased by 15% to $61.9 per bbl in 4Q2024.

A breakdown of reference and net realized oil prices in relevant countries in 4Q2024 and 4Q2023 is shown in the tables below:

4Q2024 - Realized Oil Prices	Colombia	Ecuador
($ per bbl)
Brent oil price (*)	74.0	73.4
Local marker differential	(5.3)	(9.5)
Commercial, transportation discounts & other	(6.9)	0.2
Realized oil price	61.8	64.1
Weight on oil sales mix	95%	5%

4Q2023 - Realized Oil Prices	Colombia	Ecuador	Chile
($ per bbl)
Brent oil price (*)	83.3	81.5	83.0
Local marker differential	(4.6)	(7.3)	—
Commercial, transportation discounts & other	(5.7)	0.1	(14.5)
Realized oil price	73.0	74.3	68.5
Weight on oil sales mix	96%	3%	1%

(*)	Corresponds to the average month of sale price ICE Brent for Colombia and Ecuador, and Dated Brent for Chile.

REVENUE AND COSTS

Revenue: Consolidated revenue decreased by 28% to $143.7 million in 4Q2024, compared to $199.7 million in 4Q2023, mainly reflecting lower realized oil and gas prices, and lower deliveries.

Sales of crude oil: Consolidated oil revenue decreased by 26% to $141.8 million in 4Q2024, mainly due to a 15% decrease in realized oil prices and a 13% decrease in deliveries. Oil revenue was 99% and 96% of total revenue in 4Q2024 and 4Q2023, respectively.

The table below provides a breakdown of crude oil revenue in 4Q2024 and 4Q2023:

Oil Revenue (In millions of $)	4Q2024	4Q2023
Colombia	133.5	183.8
Ecuador	8.2	6.4
Brazil	—	0.1
Chile	—	2.3
Oil Revenue	141.8	192.6

Sales of purchased crude oil: 4Q2024 sales of purchased crude oil increased to $1.4 million, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the cost of the oil purchased reflected in production and operating costs).

Sales of gas: Consolidated gas revenue decreased by 91% to $0.5 million in 4Q2024, compared to $5.9 million in 4Q2023, reflecting the divestment of the Chilean business in January 2024 and suspended production at the Manati gas field in Brazil. Gas revenue was 0.4% and 3% of total revenue in 4Q2024 and 4Q2023, respectively.

The table below provides a breakdown of gas revenue in 4Q2024 and 4Q2023:

Gas Revenue (In millions of $)	4Q2024	4Q2023
Colombia	0.5	0.2
Brazil	—	3.7
Chile	—	1.9
Gas Revenue	0.5	5.9

Commodity Risk Management Contracts: No results on commodity risk management contracts, which are designated and qualify as cash flow hedges, were recorded in 4Q2024, compared to $0.2 million loss in 4Q2023.

In 4Q2024, GeoPark had zero cost collars covering 13,500 bopd including purchased puts with an average price of $70.0 per bbl and sold calls at an average price of $92.3 per bbl.

Please refer to the “Commodity Risk Management Contracts” section below for a description of hedges in place.

Production and Operating Costs: Consolidated production and operating costs decreased to $44.3 million in 4Q2024 from $60.9 million in 4Q2023, mainly resulting from lower economic rights paid in cash (due to higher economic rights paid in kind).

The table below provides a breakdown of production and operating costs in 4Q2024 and 4Q2023:

Production and Operating Costs (In millions of $)	4Q2024	4Q2023
Operating costs	(40.3)	(40.5)
Royalties paid in cash	(1.2)	(1.3)
Economic rights paid in cash	(1.4)	(17.7)
Purchased crude oil	(1.2)	(1.2)
Share-based payments	(0.1)	(0.3)
Production and Operating Costs	(44.3)	(60.9)

Consolidated operating costs amounted to $40.3 million in 4Q2024, compared to $40.5 million in 4Q2023, due to the effect of higher costs per boe partially offset by lower production and deliveries.

The table below provides the operating cost on a per boe basis in 4Q2024 and 4Q2023:

Operating Costs (Per boe)	4Q2024	4Q2023
Operating costs per produced boe	(14.5)	(12.2)
Operating costs per sold boe	(17.5)	(14.4)

Consolidated royalties paid in cash amounted to $1.2 million in 4Q2024, compared to $1.3 million in 4Q2023.

Consolidated economic rights paid in cash (including high price participation, x-factor and other economic rights paid to the Colombian Government in cash) amounted to $1.4 million in 4Q2024 compared to $17.7 million in 4Q2023, due to higher volumes of economic rights paid in kind.

Consolidated purchased crude oil charges amounted to $1.2 million in 4Q2024 compared to $1.2 million in 4Q2023, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the sale of purchased oil being reflected in revenue).

Selling Expenses: Consolidated selling expenses decreased to $2.9 million in 4Q2024, compared to $4.8 million in 4Q2023.

Geological & Geophysical Expenses: Consolidated G&G expenses increased slightly to $4.0 million in 4Q2024, compared to $3.6 million in 4Q2023.

Administrative Expenses: Consolidated G&A increased to $13.8 million in 4Q2024 compared to $11.7 million in 4Q2023, mainly due to one-off expenses primarily related to organizational structure optimization and a retroactive overhead adjustment in Ecuador.

Adjusted EBITDA: Consolidated Adjusted EBITDA1 decreased by 34% to $77.7 million in 4Q2024. On a per boe basis, Adjusted EBITDA decreased to $32.2 per boe in 4Q2024 from $39.6 per boe in 4Q2023.

Adjusted EBITDA (In millions of $)	4Q2024	4Q2023
Colombia	80.7	115.7
Ecuador	3.1	3.0
Brazil	(1.3)	1.8
Argentina	(2.0)	(0.5)
Chile	—	1.4
Corporate	(2.8)	(3.5)
Adjusted EBITDA	77.7	117.8

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 4Q2024 and 4Q2023, on a per boe basis:

Adjusted EBITDA/boe	Colombia		Ecuador		Brazil		Chile		Total[e]
	4Q2024	4Q2023	4Q2024	4Q2023	4Q2024	4Q2023	4Q2024	4Q2023	4Q2024	4Q2023
Production (boepd)	29,740	34,154	1,749	1,419	—	1,101	—	1,641	31,489	38,315
Inventories, RIK & Other[a]	(5,164)	(5,626)	(352)	(482)	—	(71)	—	32	(5,281)	(5,976)
Sales volume (boepd)	24,576	28,528	1,397	937	—	1,030	—	1,673	26,208	32,339
% Oil	99.5%	99.7%	100%	100%	—	2%	—	22%	99.5%	93%
($per boe)
Realized oil price	61.8	73.0	64.1	74.3	—	87.2	—	68.5	61.9	73.0
Realized gas price[b]	42.4	25.1	—	—	—	39.8	—	16.2	42.4	26.5
Realized commodity risk management contracts	—	(0.1)	—	—	—	—	—	—	—	(0.1)
Earn-out	(2.4)	(2.8)	—	—	—	—	—	—	(2.3)	(2.6)
Combined Price	59.3	70.0	64.1	74.3	—	40.6	—	27.8	59.6	67.1
Operating costs[c]	(16.9)	(14.2)	(23.1)	(23.1)	—	(13.7)	—	(14.8)	(17.5)	(14.4)
Royalties & economic rights	(1.2)	(7.1)	—	—	—	(3.2)	—	(1.1)	(1.1)	(6.4)
Purchased crude oil[d]	—	—	—	—	—	—	—	—	(0.5)	(0.4)
Selling & other expenses	(0.9)	(1.5)	(6.5)	(8.1)	—	—	—	(0.5)	(1.2)	(1.6)
Operating Netback/boe	40.4	47.2	34.5	43.1	—	23.7	—	11.4	39.4	44.3
G&A, G&G & other									(7.1)	(4.7)
Adjusted EBITDA/boe									32.2	39.6

a)	RIK (Royalties in Kind) & Other: Includes royalties and other economic rights paid in kind in Colombia for approximately 5,011 bopd and 4,923 bopd in 4Q2024 and 4Q2023, respectively. No royalties were paid in kind in Argentina, Ecuador, Brazil or Chile. Production in Ecuador is reported before the Government’s production share.
b)	Conversion rate of $mcf/$boe=1/6.
c)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).
d)	Reported in the Corporate business segment.
e)	Includes amounts recorded in the Chilean and Corporate business segment.

Operating costs per boe in Colombia are affected by the mix of royalties and economic rights paid in kind versus paid in cash, as operating cost per boe is calculated as total operating costs (including the cost to produce barrels that are used to pay royalties and economic rights in kind) divided by barrels delivered to GeoPark’s offtakers (after royalties and economic rights paid in kind).

Depreciation: Consolidated depreciation charges amounted to $34.6 million in 4Q2024, compared to $34.6 million in 4Q2023.

Write-off of unsuccessful exploration efforts: The consolidated write-off of unsuccessful exploration efforts amounted to $0.2 million in 4Q2024, compared to $8.0 million in 4Q2023.

[1]	For reconciliations, see “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” table below.

Other Income (Expenses): Consolidated other income amounted to $0.5 million in 4Q2024, compared to $18.5 million expenses in 4Q2023, which mainly included termination and other costs related to the divestment in Chile and the transfer of working interest in the Los Parlamentos Block in Argentina to the joint operation partner.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT

Financial Expenses: Net financial expenses amounted to $16.6 million in 4Q2024, compared to $9.6 million in 4Q2023.

Foreign Exchange: Net foreign exchange gain amounted to $5.0 million in 4Q2024, compared to a $0.1 million gain in 4Q2023.

Income Tax: Income taxes totaled $17.6 million in 4Q2024, compared to $8.5 million in 4Q2023, mainly resulting from the effect of fluctuations of the Colombian peso over deferred income taxes.

Net Profit/Loss: Net profit amounted to $15.3 million in 4Q2024, compared to $26.3 million in 4Q2023.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $276.8 million as of December 31, 2024, compared to $133.0 million as of December 31, 2023.

This net increase is explained by the following:

Cash and Cash Equivalents (In millions of $)	FY2024
Cash flows from operating activities	471.0
Cash flows used in investing activities	(226.9)
Cash flows used in financing activities	(99.2)
Currency Translation	(1.2)
Net increase in cash & cash equivalents	143.7

Cash flows from operating activities of $471.0 million included income tax payments of $85.4 million.2

Cash flows used in financing activities mainly included $43.7 million related to repurchase of outstanding shares, $27.7 million related to interest payments and $30.0 million related to cash dividend payments.

Financial Debt: Total financial debt net of issuance cost was $514.3 million, corresponding to the 2027 Notes. Short-term financial debt was $22.3 million as of December 31, 2024, and corresponds to interest accrued on the 2027 Notes.

Financial Debt (In millions of $)	December 31, 2024	December 31, 2023
2027 Notes	514.3	501.0
Financial debt	514.3	501.0

2     Includes current income tax payments and withholding taxes from clients for $18.6 million (included within “Change in working capital” line item of the Statement of Cash Flow).

FINANCIAL RATIOS3

(In millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt (*)	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
4Q2023	501.0	133.0	368.0	0.8x	14.7x
1Q2024	495.0	150.7	344.3	0.8x	14.5x
2Q2024	502.7	66.0	436.7	0.9x	15.3x
3Q2024	496.8	123.4	373.3	0.8x	14.7x
4Q2024	514.3	276.8	389.6	0.9x	13.4x

(*) Includes prepayment received from Vitol of $152.0 million, which is not classified as financial debt.

Covenants in the 2027 Notes: The 2027 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times for GeoPark to incur new debt.

COMMODITY RISK MANAGEMENT CONTRACTS

The table below summarizes commodity risk management contracts in place as of the date of this release:

Period	Type	Reference	Volume	Contract Terms
			(bopd)	(Average $ per bbl)
				Purchased Put	Sold Call
1Q2025	Zero cost collar	Brent	19,500	69.8	82.5
2Q2025	Zero cost collar	Brent	19,000	69.3	79.0
3Q2025	Zero cost collar	Brent	17,500	68.7	78.6
4Q2025	Zero cost collar	Brent	16,000	68.3	77.5
1Q2026	Zero cost collar	Brent	1,000	68.0	77.4

[3]	Based on trailing last twelve-month financial results (“LTM”).

SELECTED INFORMATION BY BUSINESS SEGMENT

Colombia	4Q2024	4Q2023
(In millions of $)
Sale of crude oil	133.5	183.8
Sale of gas	0.5	0.2
Commodity risk management contracts	—	(0.2)
Revenue	134.0	183.8
Production and operating costs[a]	(39.3)	(54.1)
Adjusted EBITDA	80.7	115.7
Capital expenditures	46.5	58.9

Ecuador	4Q2024	4Q2023
(In millions of $)
Sale of crude oil	8.2	6.4
Sale of gas	—	—
Revenue	8.2	6.4
Production and operating costs[a]	(3.0)	(2.0)
Adjusted EBITDA	3.1	3.0
Capital expenditures	0.6	7.7

Brazil	4Q2024	4Q2023
(In millions of $)
Sale of crude oil	—	0.1
Sale of gas	—	3.7
Revenue	—	3.8
Production and operating costs[a]	(0.8)	(1.4)
Adjusted EBITDA	(1.3)	1.8
Capital expenditures	0	—

Chile	4Q2024	4Q2023
(In millions of $)
Sale of crude oil	—	2.3
Sale of gas	—	1.9
Revenue	—	4.3
Production and operating costs[a]	—	(2.3)
Adjusted EBITDA	—	1.4
Capital expenditures	—	—

a)	Production and operating costs = Operating costs + Royalties + Share-based payments + Purchased crude oil

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	4Q2024	4Q2023	FY2024	FY2023

REVENUE
Sale of crude oil	141.8	192.6	648.7	726.9
Sale of purchased crude oil	1.4	1.3	7.2	5.5
Sale of gas	0.5	5.9	5.1	25.0
Commodity risk management contracts	—	(0.2)	(0.1)	(0.8)
TOTAL REVENUE	143.7	199.7	660.8	756.6
Production and operating costs	(44.3)	(60.9)	(164.0)	(232.3)
Geological and geophysical expenses (G&G)	(4.0)	(3.6)	(12.6)	(11.2)
Administrative expenses (G&A)	(13.8)	(11.7)	(49.5)	(44.0)
Selling expenses	(2.9)	(4.8)	(14.9)	(13.1)
Depreciation	(34.6)	(34.6)	(130.7)	(120.9)
Write-off of unsuccessful exploration efforts	(0.2)	(8.0)	(14.8)	(29.6)
Impairment	—	(13.3)	—	(13.3)
Other	0.5	(18.5)	(0.8)	(21.3)
OPERATING PROFIT	44.6	44.3	273.5	270.9
Financial costs, net	(16.6)	(9.6)	(43.5)	(39.6)
Foreign exchange gain (loss)	5.0	0.1	12.2	(16.8)
PROFIT BEFORE INCOME TAX	33.0	34.8	242.2	214.5
Income tax	(17.6)	(8.5)	(145.8)	(103.4)
PROFIT FOR THE PERIOD	15.3	26.3	96.4	111.1

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	December 31, 2024	December 31, 2023

Non-Current Assets
Property, plant and equipment	740.5	686.8
Other non-current assets	29.5	60.0
Total Non-Current Assets	769.9	746.8

Current Assets
Inventories	10.6	13.6
Trade receivables	40.2	65.0
Other current assets	102.6	58.1
Cash at bank and in hand	276.8	133.0
Total Current Assets	430.1	269.7

Total Assets	1,200.1	1,016.5

Total Equity	203.3	176.0

Non-Current Liabilities
Borrowings	492.0	488.5
Other non-current liabilities	136.1	121.5
Total Non-Current Liabilities	628.1	610.0

Current Liabilities
Borrowings	22.3	12.5
Other current liabilities	346.3	218.0
Total Current Liabilities	368.7	230.5

Total Liabilities	996.8	840.5

Total Liabilities and Equity	1,200.1	1,016.5

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	4Q2024	4Q2023	FY2024	FY2023

Cash flow from operating activities	201.5	110.6	471.0	300.9
Cash flow used in investing activities	(47.3)	(66.2)	(226.9)	(198.6)
Cash flow used in financing activities	0.1	(17.7)	(99.2)	(98.7)

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

FY2024 (In millions of $)	Colombia	Ecuador	Brazil	Chile	Other(a)	Total
Adjusted EBITDA	419.3	14.7	(3.7)	(0.1)	(13.3)	416.9
Depreciation	(121.1)	(8.3)	(1.2)	—	(0.0)	(130.7)
Write-offs	(6.9)	(7.7)	(0.2)	—	—	(14.8)
Share based payment	(1.3)	(0.0)	(0.0)	—	(4.9)	(6.3)
Lease Accounting - IFRS 16	6.8	0.0	0.9	—	—	7.8
Others	1.4	0.1	(3.0)	0.0	2.0	0.6
OPERATING PROFIT (LOSS)	298.2	(1.1)	(7.2)	(0.1)	(16.2)	273.5
Financial costs, net						(43.5)
Foreign exchange charges, net						12.2
PROFIT BEFORE INCOME TAX						242.2

FY2023 (In millions of $)	Colombia	Ecuador	Brazil	Chile	Other(a)	Total
Adjusted EBITDA	446.8	5.2	6.4	5.0	(11.5)	451.9
Depreciation	(101.7)	(7.1)	(2.3)	(9.8)	(0.0)	(120.9)
Write-offs	(29.6)	—	—	—	—	(29.6)
Impairment	—	—	—	(13.3)	—	(13.3)
Share based payment	(1.4)	(0.0)	(0.0)	(0.1)	(5.8)	(7.3)
Lease Accounting - IFRS 16	8.4	0.0	0.9	0.9	—	10.3
Others	(1.1)	0.0	(0.4)	(4.5)	(14.1)	(20.1)
OPERATING PROFIT (LOSS)	321.5	(1.9)	4.5	(21.9)	(31.3)	270.9
Financial costs, net						(39.6)
Foreign exchange charges, net						(16.8)
PROFIT BEFORE INCOME TAX						214.5

(a)	Includes Argentina and Corporate business.

LAST TWELVE-MONTH RETURN ON AVERAGE CAPITAL EMPLOYED

(In millions of $)	December 2024	December 2023
Last twelve-month Operating Income	273.5
Total Assets – Period-end	1,200.1	1,016.5
Current Liabilities – Period-end	(368.7)	(230.5)
Capital Employed – Period-end	831.4	786.0
Average Capital Employed	808.7
Return on Average Capital Employed	34%

For further information, please contact:

INVESTORS:

Maria Catalina Escobar	mescobar@geo-park.com
Shareholder Value and Capital Markets Director

Miguel Bello	mbello@geo-park.com
Investor Relations Officer

Maria Alejandra Velez	mvelez@geo-park.com
Investor Relations Leader

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

bbl	Barrel

boe	Barrels of oil equivalent

boepd	Barrels of oil equivalent per day

bopd	Barrels of oil per day

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

LTM	Last Twelve Months

mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the development of the Mata Mora Norte Blocks and the continuation of the the exploratory campaign in the Confluencia Sur Block. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: March 5, 2025